FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 3, 2011 – PDMRs' shareholdings
2.	Press release dated May 3, 2011 – Total Voting Rights
3.	Press release dated May 10, 2011 – Directors'/PDMRs' shareholding
4.	Press release dated May 12, 2011 – Result of AGM
5.	Press release dated May 17, 2011 – Analyst And Investor Day
6.	Press release dated May 26, 2011 – Directors'/PDMRs' shareholding

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: October 17, 2011	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces that Ian Drew, who is a PDMR of the Company, sold 50,000 shares on 28 April 2011 at a price of 618.63 pence per share.  His current total resultant shareholding is 84,870 shares.  On the same date, Antonio Viana, who is a PDMR of the Company sold 16,500 shares in the form of 5,500 ADRs traded on NASDAQ, at a price of US$31.27 per ADR.  His total resultant shareholding is nil shares.

Item 2

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30th April 2011 consists of 1,345,378,634 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,345,378,634.

The above figure 1,345,378,634 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 3

Announcement of dealings by a Director and a PDMR

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by a Director and a PDMR as set out in the table below:

Name	Number of share options exercised	Option price (pence)	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding

Mike Muller (Director)	2,091	335.0	2,091 100,000 100,000	10.05.2011	594.0 596.1 598.5	1,256,298

Lance Howarth (PDMR)	621	335.0	362	09.05.2011	595.5	259

Item 4

AGM

Cambridge, UK, 12 May 2011 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces that the Annual General Meeting of the Company was held today at which the following announcement was made by the Chairman:

"I have been proud to be Chairman of ARM since October 2006 and a non-executive director since 1998.  It has been a long and happy association with the Company.  However, in the interests of orderly succession planning, I am informing shareholders today that I have decided to step down as Chairman no later than the AGM in 2012.  The recruitment of my successor as Chairman will be led by Kathleen O'Donovan (our Senior Independent Director) and the Nomination Committee.  I will assist with the handover of responsibilities to the new Chairman when he or she is appointed and will continue as Chairman until such handover is complete."

In addition, as previously announced, John Scarisbrick retired from the Board, having been a non-executive director since 2001.

All resolutions put to the Annual General Meeting were duly passed on a poll.  The voting on each resolution was as follows:

	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	944,108,817	99.97	251,548	0.03	944,360,365	70.16%	2,695,294
2	946,398,903	99.98	151,789	0.02	946,550,692	70.32%	504,967
3	920,876,665	98.34	15,516,893	1.66	936,393,558	69.57%	10,662,101
4	930,337,588	98.29	16,212,609	1.71	946,550,197	70.32%	505,462
5	940,546,201	99.37	6,003,756	0.63	946,549,957	70.32%	505,702
6	940,448,782	99.36	6,099,277	0.64	946,548,059	70.32%	507,600
7	933,382,166	98.60	13,222,105	1.40	946,604,271	70.33%	481,388
8	933,274,048	98.59	13,307,732	1.41	946,581,780	70.33%	473,879
9	932,867,874	98.55	13,712,937	1.45	946,580,811	70.33%	474,848
10	933,001,469	98.57	13,581,033	1.43	946,582,502	70.33%	473,157
11	932,849,531	98.55	13,733,925	1.45	946,583,456	70.33%	472,203
12	934,319,053	98.81	11,213,718	1.19	945,532,771	70.25%	1,522,888
13	940,008,989	99.31	6,577,801	0.69	946,586,790	70.33%	468,869
14	930,816,870	98.33	15,766,023	1.67	946,582,893	70.33%	472,766
15	932,311,922	98.49	14,273,902	1.51	946,585,824	70.33%	469,835
16	940,418,789	99.35	6,162,930	0.65	946,581,719	70.33%	473,940
17	935,312,157	98.80	11,331,507	1.20	946,643,664	70.33%	411,995
18	932,039,509	98.48	14,353,247	1.52	946,392,756	70.31%	662,903
19	838,149,877	88.74	106,402,976	11.26	944,552,853	70.18%	2,502,806
20	941,267,504	99.44	5,260,702	0.56	946,528,206	70.32%	527,453
21	945,936,706	99.91	891,345	0.09	946,828,051	70.35%	227,608
22	826,039,251	87.26	120,588,435	12.74	946,627,686	70.33%	427,973

The presentation will be available today on the Company's website www.arm.com and an audiocast of the proceedings will be available from 6pm 12 May 2011.

CONTACTS:
Tim Score/Ian Thornton
ARM Holdings plc
+44 (0) 1628 427800

Item 5

ARM HOLDINGS PLC - ANALYST AND INVESTOR DAY

CAMBRIDGE, UK, 17 May 2011 - ARM Holdings plc will be hosting analyst and investor presentations today in London.

The presentations will cover the following topics:

1. Overview and ARM's 2020 Vision	Tudor Brown, President
2. Licensing and Royalty Evolution	Graham Budd , Chief Operating Officer
3. ARM Performance Computing	Mike Muller , Chief Technology Officer
4. Ecosystem and Software development	James McNiven, VP of Software Alliances
5. Q&A	Chaired by Warren East, CEO

The presentation will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A, and commences at 10am, with registration from 9:30am.  There will be a simultaneous live audio webcast from the company's website at www.arm.com/ir.

Copies of the presentation and replay of the audio webcast will be available from the website by 5pm BST on 17 May 2011.

CONTACTS:

Daniel Thole/Dania Saidam	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services

BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

Item 6

Announcement of Acquisition of Shares

ARM Holdings plc (the "Company") announces that on 24 May 2011 certain directors and PDMRs acquired shares in the Company through reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan..

The total holdings of these directors and PDMRs after these transactions are as follows:

Name	Role	Number of shares acquired*	Total number of shares now held
Tudor Brown	President	650	933,048
Mike Inglis	EVP & GM Processor Division	775	250,775
Mike Muller	CTO	1,068	1,257,366
Tim Score	CFO	1,024	388,387
Simon Segars	EVP & GM Physical IP Division	287	265,632
Patricia Alsop	PDMR	119	92,067
Graham Budd	COO/PDMR	629	263,628
John Cornish	PDMR	124	49,319
Ian Drew	PDMR	408	85,278
Bill Parsons	PDMR	16	5,298

*fractions of shares acquired have been excluded for the purposes of this announcement

The price paid for the shares acquired through dividend reinvestment was 559.93 pence per share.